UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   (X)  Form 3 Holdings Reported.

   (X)  Form 4 Transactions Reported.

   1.   Name and Address of Reporting Person:

        Steven T. Klitzing
        1391 Forest View Lane
        Oconomowoc, WI 53066

   2.   Issuer Name and Ticker or Trading Symbol:

        Central Illinois Bancorp, Inc. (not listed)

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        December, 1998

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        ( ) Director ( ) 10% Owner (x) Officer (give title below) ( ) Other (specify below)
        Senior Vice President and Chief Financial Officer

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person



               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                                                                      Securities
                                                                                     Beneficially     6.  Owner-
                 2. Trans-                                                           Owned at End     ship Form:     7.  Nature of
                   action                                                              of Month       Direct (D)       Indirect
  1.  Title of      Date                             4.  Securities Acquired (A)                        or In-        Beneficial
    Security      (Month /    3. Transaction Code        or Disposed of (D)         (Instr. 3 and     direct (I)       Ownership
   (Instr. 3)    Day/Year)        (Instr. 8)             (Instr. 3, 4 and 5)              4)          (Instr. 4)      (Instr. 4)
   -----------   ----------   ------------------    ----------------------------    --------------    ----------      -------------

                               Code         V        Amount   (A)or(D)     Price
 Common Stock   12/31/98        4                    55.96         A                    55.96             I             By ESOP

/TABLE



                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                       9.
                                                                                                   Number of     10.
                                                 5.                                                  Deri-    Ownership
               2.                           Number of                                               vative    Form of
            Conver-                        Derivative        6.                                   Securities  Deriva-
    1.      sion or      3.                Securities       Date             7.            8.     Benefi-     tive          11.
  Title     Exercise   Trans-       4.    Acquired (A)    Exercis-         Title         Price     cially    Security:    Nature
 of Deri-   Price of   action     Trans-   or Disposed    able and     and Amount of    of Deri-   Owned    Direct (D)  of Indirect
  vative    Deriva-     Date      action     of (D)      Expiration      Underlying      vative   at End of   or In-     Beneficial
 Security     tive     (Month/     Code    (Instr. 3,    Date (Month/     Securities     Security  Month     Direct (I)  Ownership
(Instr. 3)  Security  Day/Year) (Instr. 8)  4 and 5)     Day/Year)    (Instr. 3 and 4) (Instr. 5) (Instr. 4)(Instr. 4)  (Instr. 4)
----------  --------  --------- ----------------------  ------------  ---------------- ---------- ---------- ---------  ----------

                                 Code    V    (A) (D)    Date  Expir-    Title  Amount or
                                                         Exer- ation            Number of
                                                         cis-  Date             Shares
                                                         able

Employee    $742.98   6/30/93 3 (1)                     (1)   6/30/03  Common    60                    60         D
Stock Option                                                           Stock
(right to
buy) (1)

Employee      $1,274.91  1/1/95  3 (2)                  (2)   1/1/05   Common    40                    40         D
Stock Option                                                           Stock
(right to
buy) (2)

Employee      $1,630.51  4/25/96 3 (3)                  (3)   4/25/06  Common    70                    70         D
Stock Option                                                           Stock
(right to
buy) (3)

Employee      $1,960.56   2/25/98 3 (4)                 (4)   2/25/08  Common    84                    84         D
Stock Option                                                           Stock
(right to
buy) (4)


   Explanation of Responses:

   (1) The employee stock option dated 6/30/93 vests in five equal annual installments which began on June 30, 1994.

   (2) The employee stock option dated 1/1/95 vests in five equal annual installments which began on January 1, 1996.

   (3) The employee stock option dated 4/25/96 vests in five equal annual installments which began on April 25, 1997.

   (4) The employee stock option dated 2/25/98 vests in five equal annual installments beginning on February 25, 1999.


   SIGNATURE OF REPORTING PERSON:



   Steven T. Klitzing




   DATE: February 15, 1999